

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2026

David Kim
Chief Executive Officer
GEN Restaurant Group, Inc.
11480 South Street, Suite 205
Cerritos, CA 90703

> **Re: GEN Restaurant Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 20, 2026**
> **File No. 333-296041**

Dear David Kim:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham at 202-551-3783 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Ben A. Stacke, Esq.